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                                                                  Exhibit (c)(7)

                          [INDEMNIFICATION AGREEMENT]

                                August 29, 1995



American Consumer Products, Inc.
31100 Solon Road
Solon, Ohio  44131

Gentlemen:

     This letter sets forth Vista 2000, Inc.'s ("Vista") agreements with respect to the indemnification of the current directors and officers of American Consumer Products, Inc. ("ACPI") following the purchase and acceptance by Vista of the shares of common stock of ACPI (the "Shares") which Vista will seek to acquire pursuant to an Offer to Purchaser (the "Tender Offer") that Vista expects to commence on or about August 29, 1995.

     INDEMNIFICATION. From and after the date Vista accepts and pays for the Shares, (the "Effective Date"), Vista shall use its best efforts to cause ACPI to indemnify, defend, and hold harmless to the fullest extent permitted or required by applicable law the present and former directors and officers of ACPI and any ACPI Subsidiaries and their respective heirs, executors, administrators and legal representatives, including without limitation, each member of any Special Committee of the Board of Directors of ACPI appointed in respect of the transactions contemplated by the Tender Offer (the "Special committee") (individually, an "Indemnified Party" and collectively, the "Indemnified Parties") against all losses, expenses, claims, damages, or liabilities arising out of actions or omissions occurring on or prior to the Effective Date, (including, without limitation, acts or omissions relating to the transactions contemplated by the Tender Offer (collectively, "Losses") to the fullest extent permitted or required under applicable law). From and after the Effective Date, Vista shall use its best efforts to cause ACPI to advance expenses incurred in defending against any claim, action, suit, proceeding, or investigation arising out of any alleged acts or omissions occurring on or prior to the Effective Date (including, without limitation, acts or omissions relating to the transactions contemplated by the Tender Offer, as incurred to the fullest extent permitted or required under applicable law, provided that the person to whom expenses are advanced provides an undertaking in form and to repay such advances if it is ultimately determined that such person is not entitled to indemnification. All rights to indemnification, including provisions relating to advances of expenses, existing in favor of the Indemnified Parties as provided in ACPI's Restated Certificate of Incorporation or Bylaws, as in effect as of the date of this Letter Agreement, with respect to matters occurring through the Effective Date, to the extent permitted by law, will survive the acceptance and purchase by Vista of the Shares and will continue in full force and effect for a period of not less than six years from the Effective Date. Vista shall use its best efforts to cause ACPI to maintain in effect during the six-year period beginning with the Effective Date (i) the current policy of directors' and officers' liability insurance and fiduciary
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liability insurance with Federal Insurance Company (a Chubb Company), policy number 8155-43-57G, and National Union Insurance Company of Pittsburgh, Pennsylvania, policy number 444-26-14 (RIN 442-28-83), maintained by ACPI and ACPI Subsidiaries with respect to matters occurring prior to the Effective Date, or (ii) other policies (including without limitation, policies providing "tail coverage" for the then remaining portion of the six-year period for a one-time premium) with scope of coverage, policy limits, retention amounts, and other material terms that are no less favorable to the Indemnified Parties than those of the policy referred to in (i) above.

     DEFENSE. Any Indemnified Party will promptly notify ACPI of any claim, action, suit, proceeding, or investigation for which such party may seek indemnification under this Letter Agreement. In the event of any such claim, action, suit, proceeding, or investigation, (i) ACPI will have the right to assume the defense thereof, and ACPI will not be liable to such Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred thereafter by such Indemnified Party in connection with the defense thereof, except that an Indemnified Party will have the right to retain separate counsel, acceptable to the Indemnified Party and ACPI at the expense of ACPI if the named parties to any such proceeding include both the Indemnified Party and the ACPI and the representation of such parties by the same counsel would be inappropriate due to a conflict of interest between them; provided that, ACPI will not be responsible for the legal expenses of more than one law firm in connection with any one matter unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the legal positions of any two or more Indemnified Parties, (ii) the Indemnified Parties will cooperate in the defense of any such matter, and (iii) ACPI will not be liable for any settlement affected without its prior written consent. Notwithstanding the foregoing, ACPI will not have any obligation to indemnify an Indemnified Party when and if a court of competent jurisdiction ultimately determines, and such determination becomes final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable. law.

     INDEMNIFICATION BY BUYERS. Vista shall indemnify each Indemnified Party for and hold such party harmless against any Losses to the extent that such Losses are not paid by ACPI or its insurer(s). Vista's obligations under this paragraph shall be absolute and unconditional irrespective of any lack of validity or enforceability of this Letter Agreement or any other instrument or document related hereto.

     SURVIVAL; AMENDMENT. This Letter Agreement and the obligations of ACPI and Vista herein set forth will survive the consummation any merger, purchase or sale, tender offer, or other transaction involving ACPI (whether or not ACPI is the surviving corporation); is intended to benefit ACPI and the Indemnified Parties; will be binding on all successors and assigns of ACPI; and may not be amended, modified, terminated, or otherwise changed in any respect that would adversely affect the rights and protections afforded the Indemnified Parties hereunder, without the written consent of each Indemnified Party so affected.

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     To acknowledge and accept the foregoing terms and conditions please execute the enclosed two copies of this Letter Agreement in the space provided below and return one copy to me, retaining the other copy for your records.

                                     Very truly yours,

                                     VISTA 2000, INC.


                                     By:  /s/ RICHARD P. SMYTH
                                        -----------------------------------

                                     Name: Richard P. Smyth
                                          ---------------------------------

                                     Title:  Chairman & CEO
                                           --------------------------------

The foregoing terms and conditions
are hereby acknowledged and accepted
by the undersigned on this 29th
day of August, 1995.


AMERICAN CONSUMER PRODUCTS, INC.


By: /s/ STEPHAN W. COLE
   -----------------------------------

Name: Stephan W. Cole
     ---------------------------------

Title: President
      --------------------------------

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